FIRST INTERSTATE ANNOUNCES MEETING WITH WELLS FARGO

                    LOS ANGELES, CA, January 22, 1996 -- First
          Interstate Bank (NYSE:I) announced that its Board of Directors had exercised its right under the Company's merger agreement with First Bank System, Inc. to authorize the Company to engage in discussions with Wells Fargo and that such discussions have commenced and are continuing.

                    First Interstate noted that if an agreement is reached, it is not expected to be at a price higher than Wells Fargo's current exchange ratio of .667 shares of Wells Fargo common stock for each share of First
          Interstate common stock.

                    Commenting on the meeting, Siart said: "As a company, we are always mindful of our responsibilities to our shareholders, employees, customers and the numerous communities of which we are an integral part. It was in that spirit that we initiated the meeting with Wells Fargo."

                    First Interstate stated that there can be no assurance that the ongoing discussions between First Interstate and Wells Fargo will result in a definitive merger agreement. The Company added that the First Interstate Board has not terminated the merger agreement with First Bank System.